Exhibit 21.1

Subsidiaries

(As of February 24, 2023)

Name of Subsidiary	Jurisdiction of Incorporation

Asensus Surgical US, Inc.	Delaware

Asensus International, Inc.	Delaware

Asensus Surgical Italia, S.r.l.	Italy

Asensus Surgical Europe S.à r.l.	Luxembourg

Asensus Surgical Netherlands B.V.	Netherlands

Asensus Surgical Israel Ltd	Israel

Asensus Surgical Canada, Inc.	Ontario, Canada

Asensus Surgical Japan K.K.	Japan

Asensus Taiwan Ltd.	Taiwan